SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 29 April 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the ''Group'')

Interim Management Statement

Trading in line with expectations; on track to de-recognise the 2009 Preference Stock in 2016

29 April 2015

Trading

In the period since December 2014, the Group has traded in line with our expectations with continuing momentum across all of our businesses in Ireland and internationally.

The macroeconomic environment and outlook in Ireland and the UK, which are our key markets, continue to be favourable. In Ireland, exports are performing strongly and the recovery of the domestic economy is continuing. Rising employment and confidence are supporting consumer spending and investment. In the UK, consumer spending is benefitting from lower unemployment and a pickup in earnings growth.

The onset of quantitative easing in the Eurozone has resulted in a weaker euro and lower interest rates.

While the low interest rate environment has benefitted our Available for Sale (''AFS'') reserves and we have taken into income some AFS portfolio realisation gains over the period, in general the low interest rate environment presents the Group with challenges, including lower yields on new liquid asset investments and the impact of a significantly lower AA Corporate Bond yield which, under IAS 19, is used to discount the euro liabilities in the Group's sponsored defined benefit pension schemes. The strengthening of sterling against the euro is having a positive impact on profitability at a Group level. Sterling denominated income, costs and balance sheet assets and liabilities are impacted by the translation effect. Our transitional capital ratios are substantially hedged from these movements.

As expected, the Group's net interest income increased in the first quarter reflecting positive movements in average interest earning assets and modest growth in the net interest margin.

Fees and other income are broadly in line with the second half of 2014.

The Group remains focused on tight cost control while we continue to invest in our people, businesses and infrastructure.

Asset Quality

Asset quality trends have continued to improve in line with our expectations, reflecting the favourable economic conditions and the Group's actions to appropriately and sustainably work with those customers who are in financial difficulty.

Defaulted loan volumes at the end of March 2015 were lower than the levels at 31 December 2014, with reductions across all asset classes on a constant currency basis. Supported by the actions we have been and are taking and the favourable economic environment, we expect defaulted loans to continue to reduce. We expect impairment charges to continue to progress towards normalised levels during 2015.

Balance Sheet

The Group's customer loan volumes in April 2015 were €85 billion, compared to €82 billion at 31 December 2014. New lending has continued to grow in line with our expectations. Our Irish businesses have performed well, benefitting from positive customer sentiment. Since December 2014, we also successfully completed the previously announced acquisitions of two Irish loan books totalling c.€0.5 billion. We have also had a strong performance in our UK business which has benefitted from continuing investment in our distribution platforms. The increase in the value of sterling contributed c.€3 billion to reported loan volumes during the period. Customer deposits were €79 billion in April 2015, giving rise to a loan to deposit ratio of 107%.

Wholesale funding reduced from €20 billion at December 2014 to €19 billion at end of March 2015. The Group has successfully completed €1.5 billion of new issuances since December 2014 with the cost of same continuing to fall compared to recent equivalent issuances.

During the first quarter, the value of the assets in the Group's sponsored defined benefit pension schemes increased by over 10% but the impact of quantitative easing reduced by c.80bps the IAS 19 accounting required euro discount rate at end of March 2015. This has resulted in a net increase in the IAS 19 defined benefit pension schemes' deficits to approximately €1.7 billion from €1.0 billion at end December 2014.

Capital

At end of March 2015, the Group's transitional CET1 and Total Capital ratios were 14.6% and 18.0%, compared to 14.8% and 18.3% respectively at end of December 2014. The reductions in these capital ratios were primarily driven by the 2015 phase in of the relevant CRR / CRD IV deductions (50bps) and the higher pension deficit, partly offset by the attributable profit earned during the period.

At end of March 2015, the Group's fully loaded CET1 ratio (including the 2009 Preference shares) was 11.7% (Dec 2014: 11.9%) and the Group's fully loaded CET1 ratio (excluding the 2009 Preference shares) was 9.1% (Dec 2014: 9.3%). The net reductions in these ratios from the level at 31 December 2014 primarily reflect the adverse impact of the increase in the pension deficit (120bps) partly offset by an increase in the AFS reserve and the attributable profit earned during the period.

The Group continues to expect to maintain a buffer above a CET 1 ratio of 10%, taking account of the transitional rules and our intention to de-recognise the €1.3 billion of 2009 Preference Stock between January 2016 and July 2016.

Ends
For further information please contact:

Bank of Ireland
Andrew Keating                                  Group Chief Financial Officer                           +353 (0)766 23 5141
Mark Spain                                           Director of Group Investor Relations              +353 (0)766 23 4850
Pat Farrell                                              Head of Group Communications                      +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal', 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following: geopolitical risks, such as those associated with crises in the Middle East and increasing political tensions in respect of the Ukraine, which could potentially adversely impact the markets in which the Group operates; concerns on sovereign debt and financial uncertainties in the EU and in member countries  such as Greece and the potential effects of those uncertainties on the Group; general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of  extensive asset quality review and stress tests conducted by the European Central Bank any capital or other assessments undertaken by regulators; property market conditions in Ireland and the United Kingdom; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in significant increases, and could result in further significant increases in the Group's impaired loans and impairment provisions; the impact on lending and other activity arising from emerging macro prudential policies; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the Ireland Strategic Investment Fund) and possible changes in the level of such stockholding; the impact of downgrades in the Group's or the Irish Government's credit ratings or outlook; the stability of the eurozone; changes in the Irish and United Kingdom banking systems; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with the operation of the Single Supervisory Mechanism and the establishment of the Single Resolution Mechanism  the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom; the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom; the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group; the development and implementation of the Group's strategy, including the Group's ability to achieve net interest margin increases and cost targets; the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks; the responsibility of the Group for contributing to compensation schemes in respect of banks and other authorised financial services firms in Ireland and the United Kingdom who may be unable to meet their obligations to customers; the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally; potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and the impact of the continuing implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 29 April 2015